

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2024

Rafael Pinedo
President and Principal Executive Officer
CAM Group, Inc.
5900 Balcones Drive,
Suite 100
Austin, TX 78731

> **Re: CAM Group, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed February 9, 2024**
> **File No. 024-12339**

Dear Rafael Pinedo:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 8, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A, Filed February 2, 2024.

Risk Factors
Risks Related to the Company and Its Business, page 11

1. We note the removal of the risk factor titled "*Manage potential future acquisitions, investments, divestitures, joint ventures and other transactions successfully, these activities could adversely affect our future financial results.*" However, on page 30 you disclose that you envision making "multiple major acquisitions." Please restore the risk factor disclosure, or alternatively, please explain why it is no longer material.

The Company may lose the benefit of a Regulation A exemption in the event our principal place of business shifts to outside the..., page 12

2. We note your response to our prior comment 1 and reissue in part. We acknowledge the addition of this risk factor; however, so that potential investors can better

understand, please also explain what consequences losing the benefit of the Regulation A exemption could have on your business or the price/liquidity of your securities.

General

3. We refer to our prior comment 8 in our letter dated November 2, 2023. Please provide a written representation confirming that at least one state has advised the company that it is prepared to qualify or register the offering. We acknowledge your previous response that you intend to submit applications in Texas, Wyoming and Colorado, but no confirmation has been included in this or the previous amendment.

    Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Frank I Igwealor, Esq.